Exhibit 5.1

February 23, 2016

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, ID 83815

Ladies and Gentlemen:

We have acted as special counsel to Hecla Mining Company, a Delaware corporation (the “Company”), in connection with (i) the registration statement on Form S-3 (File No. 333-            ) (such registration statement, including the documents incorporated by reference therein, the “Registration Statement”) of the Company, filed with the Securities and Exchange Commission on February 23, 2016, and (ii) the Prospectus Supplement dated February 23, 2016 (the “Prospectus”) of the Company, filed with the Commission relating to the issuance and sale by the Company of shares of the Company’s common stock, par value $0.25 per share (the “Shares”), having an aggregate offering price of up to $75,000,000 in accordance with that certain Equity Distribution Agreement, dated as of February 23, 2016, among the Company and BMO Capital Markets Corp. (“BMOCM”), as sales agent or principal (the “Distribution Agreement”).

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Company’s Restated Certificate of Incorporation, as amended, and Bylaws, and the corporate action of the Company that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind, including that : (1) the Company will have sufficient authorized and unissued shares of Common Stock at the time of each issuance of a Share pursuant to the Distribution Agreement to provide for such issuance, (2) the Shares will be evidenced by appropriate certificates, duly executed and delivered or the Company’s Board of Directors will adopt a resolution, providing that all Shares shall be uncertificated in accordance with Section 158 of the General Corporation Law of the State of Delaware (the “DGCL”) prior to their issuance, (3) the issuance of each Share will be duly noted in the Company’s stock ledger upon its issuance, and (4) the Agreement constitutes the valid and binding agreement of the parties thereto, enforceable against the parties thereto in accordance with its terms. We have not verified any of those assumptions.

Our opinion set forth below is limited to the DGCL, and reported judicial decisions interpreting the DGCL.

Based upon the foregoing, we are of the opinion that the Shares are duly and validly authorized for issuance by the Company and, when issued and delivered by the Company and paid for pursuant to the Distribution Agreement, will be validly issued, fully paid and nonassessable.

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, ID 83815

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Company’s current report filed on Form 8-K filed on February 23, 2016 and to the incorporation by reference of this opinion in the Registration Statement, and to the reference to our firm under the caption “Legal Matters” in the Prospectus. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules or regulations thereunder. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or any subsequent changes in law.

Yours truly,

/s/ K&L Gates LLP